SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Prudential plc (the Company)

Notification of interests of Directors / PDMRs and connected persons

The Prudential Group Share Incentive Plan (the Plan)

The Prudential Group Share Incentive Plan is an HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs).  Each month the Plan Trustee invests participants' contributions in the ordinary shares of Prudential plc at the prevailing market price, which are held in the Prudential Group Share Incentive Plan Trust in accordance with the Plan Rules.

The Company was advised on 8 January 2014 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total holding following notification and total percentage holding following notification
J Hunt	13	£13.56	36,373 ordinary shares of 5p each, less than 0.002%
N A Nicandrou	12	£13.56	302,897 ordinary shares of 5p each, less than 0.02%

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, 020 7548 2027
Stefan Bort, Deputy Group Secretary, 020 7548 2115

Date of notification
9 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 January 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary